August 1, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn:	David L. Orlic
Christina DiAngelo Fettig

RE:	The GDL Fund
(File Nos.: 333-279464 ; 811-21969)

Dear Mr. Orlic and Ms. Fetting:

Thank you for your oral comments regarding your review of pre-effective amendment no. 1 (the “Amendment”) to the registration statement on Form N-2 filed on May 16, 2024 (the “Registration Statement”) by The GDL Fund (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes will be reflected in final prospectus of the Fund as applicable.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

*        *        *

Division of Investment Management

U.S. Securities and Exchange Commission

August 1, 2024

Accounting Comments

1.	Consider if additional changes regarding dividends on preferred shares are needed in the footnote to the Expense Example.

The footnote has been revised to match the fee table, as follows:

“The example should not be considered a representation of future expenses. The example is based on total Annual Expenses ~~and Dividends on Preferred Shares~~ shown in the table above and assumes that the amounts set forth in the table do not change and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.”

2.	Confirm that the section reference in the paragraph above price range of common shares is correct.

The Fund confirms that the price range of common shares table appears in the annual report under the heading “Additional Fund Information—Summary of Fund Expenses.”

3.	Please add hyperlinks to the cross references under the headings “Financial Highlights” and “Senior Securities.”

The Fund confirms that the final prospectus will include hyperlinks to the cross references under the headings “Financial Highlights” and “Senior Securities.”

4.	The N-CSR for the fiscal year ended December 31, 2023 did not include an auditors consent. Amend the N-CSR to include an auditors consent.

The Fund filed an amendment to the N-CSR on July 26, 2024 to include the auditors consent.

5.	Please consider if any changes are necessary to your response to prior comment 8(a) to confirm whether the fee table in December 31, 2023 Annual Report remains current and that the estimates therein remain valid.

The Fund confirms that the estimates used for purposes of preparing the fee table in the December 31, 2023 Annual Report remain valid. However, as noted in the Fund’s prior response filed on or about July 5, 2024, the presentation and calculation of the management fee and performance fee have been corrected in the updated fee table that has been included in the Amendment.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Division of Investment Management

U.S. Securities and Exchange Commission

August 1, 2024

Best regards,

/s/ Kevin T. Hardy
Kevin T. Hardy